InvenSense, Inc. 1745 Technology Drive, Suite 200 San Jose, California 95110

VIA EDGAR

March 9, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, DC 20549

Attention:	Ms. Heather Percival Mr. Tim Buchmiller

Re: InvenSense, Inc.

Preliminary Proxy Statement on Schedule 14A Filed February 3, 2017 (the “Proxy Statement”)

File No. 001-35269

Dear Ms. Percival and Mr. Buchmiller:

This letter sets forth the responses of InvenSense, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated February 27, 2017. To facilitate your review of the Company’s responses to the Staff’s comments, we have reproduced below the Staff’s comments followed by the Company’s responses.

Background of the Merger, page 30

1.	We note that Company O made a higher bid for cash. Please revise your disclosure to discuss the nature of Company O’s business that contributed to the risks relating to closing a transaction with Company O for the reasons described in the last paragraph on page 52. If the nature of Company O’s business that you intend to disclose is not sufficient to inform your shareholders why the board rejected that bid due to financing concerns, please tell us what consideration you have given to also disclosing the identity of Company O.

Response: In response to the Staff’s comment, the Company has amended its disclosure in the third paragraph of page 51 and the last paragraph on page 52 of the Company’s proxy statement (with such changes underlined for ease of reference) as follows:

December 16, 2016, on page 51

“On December 16, 2016, the Board of Directors held a telephonic meeting to discuss InvenSense’s ongoing negotiations with TDK Corporation and Company O’s proposal. Representatives of Qatalyst Partners and Pillsbury also attended the meeting. A representative of Qatalyst Partners updated the Board of Directors on the acquisition proposal from Company O. Representatives of Qatalyst Partners and the Board of Directors discussed Company O’s ability to finance and complete an acquisition of InvenSense, including Company O’s ability to organize a financing syndicate as it did not have the funding at that time,

Ms. Heather Percival

Mr. Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 9, 2017

potential obstacles to regulatory approvals as a Chinese entity and Company O’s prior history of completing similar transactions. The Board of Directors then discussed the possible strategic reasons for an acquisition of InvenSense by Company O. A representative of Pillsbury led a discussion of the potential regulatory issues that could arise in a transaction with Company O. The representative of Pillsbury discussed a recent report of the U.S.-China Economic and Security Review Commission to the United States Congress that expressed concerns regarding acquisitions by Chinese companies, particularly by Chinese acquirors affiliated with Chinese state owned entities and banks, and recommended more stringent requirements for acquisitions by Chinese entities. The representative of Pillsbury and the Board of Directors also discussed recent transactions by Chinese companies that had not received CFIUS clearance or were otherwise abandoned due to the failure to obtain CFIUS clearance. The Board of Directors considered the potential risks to closing a transaction with Company O, including the risks associated with obtaining the necessary regulatory approvals and Company O’s ability to finance a transaction as compared to the risks associated with closing a transaction with TDK Corporation, particularly given TDK Corporation’s ability to fund the transaction with cash on hand and TDK Corporation having received regulatory approvals in a recent transaction with a U.S. company. The Board of Directors raised several more questions about Company O, including questions about Company O’s inability to close previous transactions. The Board of Directors directed management to continue having discussions with Company O’s representatives and to provide Company O with access to InvenSense’s data room, which was subsequently provided. The Board of Directors also directed representatives of Qatalyst Partners to obtain more information from Company O on its ability to finance and consummate a transaction with InvenSense. Mr. Abdi then updated the Board of Directors on his conversations with TDK Corporation regarding pricing of the proposed transaction. A representative of Pillsbury then updated the Board of Directors on negotiations of, and the remaining open issues in, the Merger Agreement. The Board of Directors then discussed certain employee retention agreements that TDK Corporation was requiring certain executives to execute and deliver as part of the proposed transaction. In a closed session, a representative of Pillsbury and the Board of Directors engaged in a general discussion of the Board of Directors’ fiduciary duties in connection with a potential strategic transaction. The Board of Directors directed management to continue discussions with TDK Corporation, including negotiating for a higher price.”

December 20, 2016 page 52

“On December 20, 2016, the Board of Directors held a telephonic meeting to review the final terms of the Merger Agreement and to consider approving the Merger. Also in attendance were representatives of Pillsbury and representatives of Qatalyst Partners. Representatives of Qatalyst Partners updated the Board of Directors on their recent discussions with Company O since the last meeting, including the likely timing necessary for Company O to conduct sufficient diligence to deliver a formal written offer to acquire InvenSense and the additional time that would likely be required to negotiate a definitive agreement while Company O conducted diligence and arranged financing. Representatives of Qatalyst Partners informed the Board of Directors that Company O was not prepared to make an offer at this time. Representatives of Qatalyst Partners and management updated the Board of Directors on negotiations with TDK Corporation and the fact TDK Corporation was unwilling to increase its offer. The Board of Directors discussed the likelihood of receiving a formal written offer from Company O and the risks of closing a transaction with Company O, including risks associated with obtaining the necessary regulatory approvals, particularly CFIUS clearance in light of the fact that Company O is a Chinese company and could potentially seek financing from Chinese state owned entities or parties who are otherwise affiliated with the Chinese government. The Board of Directors also discussed the increased scrutiny of

Ms. Heather Percival

Mr. Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 9, 2017

acquisitions by Chinese companies discussed at its prior meeting, particularly for those companies that are affiliated with Chinese state owned entities or financed by state owned banks. The Board of Directors then discussed recent transactions by Chinese companies that had not received CFIUS clearance or were otherwise abandoned due to the failure to obtain CFIUS clearance. The Board of Directors also discussed the fact that Company O did not appear to have the ability to consummate a potential acquisition of InvenSense because Company O had insufficient cash and significant debt, which would likely impair its ability to incur sufficient incremental debt to finance the transaction. The Board of Directors also noted that Company O did not have financing commitment letters in place for a potential acquisition of InvenSense. In addition, the Board of Directors discussed the fact that representatives of Company O had indicated that, in addition to debt financing, Company O would need to obtain additional funds through an equity financing from unconfirmed and uncommitted sources, which raised questions regarding both Company O’s ability to raise the necessary funds to complete a potential acquisition and whether such sources of financing would have any ties to the Chinese government or other parties that could impact the ability to obtain CFIUS clearance. The Board of Directors weighed these risks against the relative risks of closing a transaction with TDK Corporation, particularly given that TDK Corporation had completed diligence, a definitive agreement had already been negotiated with TDK Corporation, its ability to fund the transaction with cash on hand and its history of obtaining regulatory approvals, including CFIUS clearance, in recent transactions with U.S. companies. A representative of Qatalyst Partners provided a summary of the process to evaluate a potential sale of InvenSense as well as the discussions with various potential interested parties, including the market check completed by InvenSense and Qatalyst Partners, and recent price negotiations with TDK Corporation. Representatives of Qatalyst Partners stated that they had approached 28 companies regarding a potential sale of InvenSense. The Board of Directors discussed if there were any other potential interested parties that InvenSense should contact in addition to the 33 parties already contacted by InvenSense and representatives of Qatalyst Partners. The Board of Directors determined that it would be highly unlikely for another interested party to emerge given InvenSense had not received other indications of interest that would lead to a similar offer despite the broad review process conducted by Qatalyst Partners and management. A representative of Qatalyst Partners then reviewed with the Board of Directors Qatalyst Partners’ financial analysis of the $13.00 per share cash consideration to be offered to InvenSense’s stockholders in the proposed merger, responded to questions from members of the Board of Directors regarding its financial analysis, and delivered Qatalyst Partners’ oral opinion to the Board of Directors, subsequently confirmed by delivery of a written opinion, that as of December 20, 2016 (Pacific Standard Time), and based upon and subject to the various assumptions, considerations, limitations and other matters set forth therein, the $13.00 in cash per share merger consideration to be received by the holders of InvenSense’s common stock, other than TDK Corporation or any affiliate of TDK Corporation, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. A representative of Pillsbury reviewed with the Board of Directors the key terms of the Merger Agreement, which had been sent to the Board of Directors in advance of the meeting. Pillsbury then reviewed and discussed with the Board of Directors the proposed resolutions approving the Merger Agreement and the transactions contemplated thereby, including the Merger. In a closed session, a representative of Pillsbury then reviewed the Board of Directors’ fiduciary duties in the context of a sale transaction. After further discussion, for the reasons more fully described in the section titled “The Merger—Reasons for the Merger” elsewhere in this proxy statement, the Board of Directors unanimously determined that (i) the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of InvenSense and its stockholders (including the unaffiliated stockholders), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii)

Ms. Heather Percival

Mr. Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 9, 2017

resolved to recommend the approval and adoption of the Merger Agreement and the Merger by the stockholders of InvenSense.”

Reasons for the Merger, page 53

2.	Please tell us the status of your relationship with your largest customer and whether the merger agreement or other events have impacted that relationship. Also tell us who will be required to pay the merger termination fee in the event your relationship with your largest customer is materially impacted by the merger agreement or other events. Include related disclosure in your filing as appropriate.

Response: The Company advises the Staff that the status of the Company’s relationship with its largest customer remains as described in the risk factors included at pages 15 and 16 of the Company’s annual report on Form 10-K for the fiscal year ended April 3, 2016, filed May 25, 2016. That is to say, the Company does not have any long-term commitments from any of its customers, including the largest, and as a result its customers may cancel, change or delay product purchase commitments with little or no notice to the Company. These risk factors listed in the 10-K have been incorporated by reference into each quarterly report on Form 10-Q filed by the Company since the filing of the 10-K. In addition, in its quarterly report on Form 10-Q for the quarterly period ended January 1, 2017, filed February 2, 2017, its first periodic report following announcement of the proposed merger, the Company included a number of merger-specific risk factors at pages 40 and 41, and incorporated by reference the risk factors listed in the 10-K. In light of these disclosures, the Company respectfully submits that additional disclosure to the Proxy Statement is not needed.

Under the merger agreement, neither party would be required to pay the merger termination fee solely in the event that our relationship with our largest customer were to be materially impacted by the merger agreement or other events. A material impact on the Company’s relationship with a customer, even a large customer, is not a specific triggering event for payment of such termination fee. Please note that pages 97 and 98 of the Proxy Statement provide a description of the events for which termination fees are payable by the Company and TDK Corporation, respectively:

“Termination Fees

InvenSense must pay to TDK Corporation a termination fee of $46,700,000 if any of the following occur:

•	The Merger Agreement is terminated by TDK Corporation because an Adverse Recommendation Change has occurred or the Company has intentionally breached any of its obligations under the non-solicitation provisions of the Merger Agreement in any material respect;

•	We terminate the Merger Agreement because our Board of Directors has made an Adverse Recommendation Change in connection with concurrently entering into a definitive agreement concerning a Superior Proposal;

•	If any party has terminated the Merger Agreement because the Merger has not been consummated before the End Date, and prior to such termination an Acquisition Proposal was publicly announced, and within 12 months of the termination we enter into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal is consummated (whether or not it is the same Acquisition Proposal as that announced prior to the termination of the Merger Agreement); provided for the purpose of this section, each reference to “20%” in the definition of Acquisition Proposal will be deemed to be a reference to “50%”;

Ms. Heather Percival

Mr. Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 9, 2017

•	If any party has terminated the Merger Agreement because our stockholders failed to approve the Merger and prior to the stockholder meeting an Acquisition Proposal was publicly announced, and within 12 months of the termination we enter into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal is consummated (whether or not it is the same Acquisition Proposal as that announced prior to the termination of the Merger Agreement); provided for the purpose of this section, each reference to “20%” in the definition of Acquisition Proposal will be deemed to be a reference to “50%.”

TDK Corporation must pay InvenSense a termination fee of $46,700,000 if any of the following occur:

•	If any party has terminated the Merger Agreement because the Merger has not been consummated by the End Date, and at the End Date, all conditions to TDK Corporation’s obligations to consummate the Merger, other than those relating to obtaining the necessary antitrust approvals and CFIUS clearance, have been satisfied; or

•	If any party has terminated the Merger Agreement because an antitrust law makes the consummation of the Merger illegal or otherwise prohibits the Merger or enjoins InvenSense or TDK Corporation from consummating the Merger and such injunction becomes final and nonappealable, or there has been a CFIUS Turndown, and at the termination date all other conditions precedent to TDK Corporation’s obligations to consummate the Merger, other than those relating to obtaining the necessary antitrust approvals and CFIUS clearance, would have been capable of being satisfied if the Closing Date were the date the notice of termination was delivered.”

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

We believe the foregoing to be responsive to the Staff’s comments, and thank you for your consideration of our responses in this letter. Should you have any questions or comments regarding this letter, please call me at (408) 988-7339.

Sincerely,

/s/ David Young

David Young

General Counsel

InvenSense, Inc.

cc:	Behrooz Abdi, InvenSense, Inc.

Mark Dentinger, InvenSense, Inc.

Allison Leopold Tilley, Pillsbury Winthrop Shaw Pittman LLP

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